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Form RW

                           Korn/Ferry International
                       1800 Century Park East, Suite 900
                             Los Angeles, CA 90067


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Karen J. Garnett and Grace Lee

Re: Korn/Ferry International Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-49286)

Ladies and Gentlemen:

       Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Korn/Ferry International, a Delaware corporation (the "Registrant"), hereby requests that the Registration Statement on Form S-3 (File No. 333-49286) filed with the Securities and Exchange Commission on November 3, 2000, together with all exhibits thereto (the "Registration Statement"), be withdrawn. The Registrant is withdrawing the Registration Statement because it does not intend to pursue the public offering of common stock of the Registrant contemplated by the Registration Statement at this time. No securities have been offered or sold, or will be offered or sold, under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

       Should you have any questions regarding this matter, please contact the undersigned at (310) 226-2613 or Steven B. Stokdyk at Sullivan & Cromwell, counsel to the Registrant, at (310) 712-6624.

                                    Very truly yours,

                                    KORN/FERRY INTERNATIONAL


                                    By: /s/ Elizabeth S.C.S. Murray
                                        ---------------------------
                                    Elizabeth S.C.S. Murray
                                    Chief Financial Officer and
                                    Executive Vice President